SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2007

ECI TELECOM LTD.
(Translation of Registrant’s Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto as Exhibit 99.1 and incorporated herein is the Registrant's Press Release dated August 1, 2007 entitled “ECI Reports Continued Momentum in Revenues, Cash and Net Income - Quarterly Revenues Reach $164 Million; Pro Forma Net Income Totaled $10.6 Million”, including tables thereto.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-126722; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-121317; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-103669; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12868, (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-10078; (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-9860; (vii) the Registrant’s Registration Statement on Form S-8, Registration No. 33-75904; and (viii) the Registrant’s Registration Statement on Form S-8, Registration No. 33-49984)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD. (Registrant)

By:	/s/ Itzik Zion
Itzik Zion
Executive Vice President and Chief Financial Officer

Dated: August 1, 2007